EXHIBIT 5


January 21, 1994


Board of Directors
National Western Life Insurance Company
850 East Anderson Lane
Austin, Texas 78752

					Re:  Officers' Stock Bonus Plan Shares

Gentlemen:

	This opinion relates to the validity of the issuance of the 13,496 shares of National Western's Class A common, $1.00 par value, stock to be issued in connection with the Officers' Stock Bonus Plan to all officers who were employed by the Company as of December 31, 1992.

	I have reviewed the Officers' Stock Bonus Plan, the Articles of Incorporation and Bylaws of the Company and the resolution of the Board of Directors creating the Officers' Stock Bonus Plan.
Additionally, I have reviewed the relevant laws of the State of Colorado, the legal domicile of the Company.

	Based upon my review of this information, I am of the opinion that these shares will, when issued by the Company to the officers, be legally issued, fully paid and non-assessable.

     Yours very truly,

     Will D. Davis

     Will D. Davis

WDD/mmr